UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number  001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SIMON PROPERTY GROUP, INC.
P.O. BOX 7033
INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.           The Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a) (3) (C) was not available.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Simon Property Group and Adopting Entities

Matching Savings Plan

December 31, 2012 and 2011, and for the

Year Ended December 31, 2012

With Report of Independent Registered Public Accounting Firm

PRELIMINARY AND TENTATIVE FOR DISCUSSION ONLY

Simon Property Group and Adopting Entities Matching Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2012 and 2011, and for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan at December 31, 2012 and 2011, the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Indianapolis, Indiana
June 25, 2013

Simon Property Group and Adopting Entities Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments:
Money market funds	$1,670,845	$1,106,302
Common/collective trust	29,965,011	28,275,616
Mutual funds	228,617,822	196,967,035
Common stock	25,802,090	19,807,169
Total investments	286,055,768	246,156,122

Receivables:
Notes receivable from participants	4,185,945	3,941,975
Investment income	34,292	39,605
Total assets	290,276,005	250,137,702

Net assets available for benefits at fair value	290,276,005	250,137,702

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(812,642)	(697,386)
Net assets available for benefits	$289,463,363	$249,440,316

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions
Contributions:
Participant	$14,229,314
Rollover	2,282,681
Employer	8,888,161
Interest and dividends	8,645,035
Net appreciation in fair value of investments	25,179,172
Total additions	59,224,363

Deductions
Benefits paid	19,091,204
Administrative expenses	110,112
Total deductions	19,201,316

Net increase	40,023,047

Net assets available for benefits:
Beginning of year	249,440,316
End of year	$289,463,363

See accompanying notes.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements

December 31, 2012

1. Description of the Plan

The following description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides general information about the Plan’s provisions. Simon Property Group, L.P. and affiliated companies (the Employer or the Company) is the plan sponsor. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have at least one year of service and are age 21 or older. Eligible participants are automatically enrolled in the Plan once they have attained 21 years of age and have completed one year of service unless they affirmatively decline to participate.

The Administrative Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record-keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee Contributions

Participants are allowed to contribute from 1% to 50% of their before-tax compensation. Contributions are subject to maximum limitations, as defined in the Internal Revenue Code (the Code).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Employer Contributions

The Employer currently matches 100% of eligible participants’ first 3% elected salary deductions and 50% of the participants’ next 2% elected salary deductions. In addition, the Employer made discretionary profit-sharing contributions, net of forfeitures, of $2,168,537 during 2012. This contribution applied to all eligible employees, as defined. As of December 31, 2012 and 2011, cumulative participant forfeitures totaled $81,289 and $15, respectively, and are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during 2012 were $207,180.

Participant Accounts

Each participant’s account is credited for participant contributions and allocations of the Employer’s contributions and the Plan’s earnings. Investment earnings are allocated proportionately among all participants’ accounts in an amount that bears the same ratio of their account balance to the total fund balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

All employees that invest in the Plan can borrow from their accounts in accordance with the provisions of the Plan. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

Participants’ contributions and related investment income become vested at the time they are credited to the participants’ accounts.  In addition, employees vest immediately in employer-matching contributions.

The Plan was amended effective January 1, 2007, to create two different vesting schedules: one for pre-2007 discretionary profit-sharing contributions (and related investment income) and one for post-2006 discretionary profit-sharing contributions (and related investment income).

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Pre-2007 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100

Post-2006 discretionary profit-sharing contributions vest according to the following schedule:

Years of Vesting Service	Percentage Vested and Nonforfeitable

Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump-sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution.

Administrative Expenses

All administrative expenses, with the exception of legal expenses, are paid by the Plan.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan’s sponsor, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 9 for further discussion of fair value measurements.

The Plan invests in the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for Employee Benefit Plans, which invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 9); however, since these contracts are fully benefit responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurement (ASC 820), to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair market values of individual assets that represent 5% or more of the Plan’s assets held for investment purposes at December 31 are as follows:

	2012	2011

Fidelity Managed Income Portfolio II Fund	$29,965,011	$28,275,616
Blackrock Equity DIV I **	35,673,551	28,634,338
Fidelity Spartan U.S. Equity Index Portfolio Fund**	26,785,659	23,571,338
Fidelity Low Priced Stock Fund**	24,490,092	21,504,817
Templeton Institutional Foreign Equity**	17,394,563	14,650,773
MSI Balance Advanced Fund	—	16,275,390
Fidelity Magellan Fund	—	13,625,562
Simon Property Group, Inc. Corporate Common Stock	25,802,090	19,807,169
Vanguard Intermediate Term Bond Index Signal Shares**	—	13,435,780
Morgan Stanley Institutional Global Strategy	18,499,021	—
Dreyfus Appreciation	16,086,513	—

**Denotes a portion of the fund is nonparticipant directed.

During 2012, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$20,231,794
Collective trust	363,006
Common stock	4,584,372
$25,179,172

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

4. Nonparticipant Directed Investments

Discretionary profit-sharing contributions are not participant directed. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments are as follows:

	December 31
	2012	2011
Net assets:
Mutual funds	$43,576,853	$39,019,675
Money market funds	839,652	581,911
	$44,416,505	$39,601,586

Year Ended December 31
2012
Changes in net assets:
Discretionary profit-sharing contributions	$2,346,623
Net increase in fair value	5,002,896
Benefits paid to participants	(2,495,358)
Administrative expenses	(39,242)
$4,814,919

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Related-Party Transactions

During 2012 and 2011, the Plan received $653,294 and $516,288, respectively, in dividends related to its investment in the Employer’s common stock.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$289,463,363	$249,440,316
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	812,642	697,386
Benefit claims payable	(31,633)	(419)
Net assets available for benefits per the Form 5500	$290,244,372	$250,137,283

The following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31
2012
Net appreciation in fair value of investments per the financial statements	$25,179,172
Adjustment from fair value to contract value at December 31, 2012	812,642
Adjustment from fair value to contract value at December 31, 2011	(697,386)
Net increase per the Form 5500	$25,294,428

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

Year Ended December 31
2012

Benefits paid to participants per the financial statements	$19,091,204
Add benefit claims payable at December 31, 2012	31,633
Less benefit claims payable at December 31, 2011	(419)
Benefits paid to participants per the Form 5500	$19,122,418

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•                  Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•                  Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                  quoted prices for similar assets and liabilities in active markets

•                  quoted prices for identical or similar assets or liabilities in markets that are not active

•                  observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of asset measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Interest-Bearing Cash: Valued at cost, which approximates the fair value of the net asset value (NAV) of shares held by the Plan at year-end.

Mutual Funds: Based on quoted market prices, which represent the NAV of shares held by the Plan at year-end.

Simon Property Group and Adopting Entities Matching Savings Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is held within the Simon Property Group Stock Fund, which is a unitized fund that invests in Simon Property Group common stock. A small portion of the fund may also be invested in short-term reserves to accommodate daily transactions, which is included as interest-bearing cash in the tables below.

Common/Collective Trust Funds: Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding (see Note 2).

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,670,845	$—	$—	$1,670,845
Mutual funds:
Domestic equities	140,684,373	—	—	140,684,373
International equities	35,893,584	—	—	35,893,584
Fixed income	52,039,865	—	—	52,039,865
Simon Property Group Common Stock	25,802,090	—	—	25,802,090
Common/collective trust (a)	—	29,965,011	—	29,965,011
Total assets at fair value	$256,090,757	$29,965,011	$—	$286,055,768

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,106,302	$—	$—	$1,106,302
Mutual funds:
Domestic equities	132,838,332	—	—	132,838,332
International equities	14,650,773	—	—	14,650,773
Fixed income	49,477,930	—	—	49,477,930
Simon Property Group Common Stock	19,807,169	—	—	19,807,169
Common/collective trust (a)	—	28,275,616	—	28,275,616
Total assets at fair value	$217,880,506	$28,275,616	$—	$246,156,122

(a)         This category is a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Supplemental Schedule

Simon Property Group and Adopting Entities Matching Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

 EIN: 35-1903854     Plan Number: 002

December 31, 2012

Identity of Issue, Borrower,	Description of		Current
Lessor, or Similar Party	Investment	Cost	Value

Interest-bearing cash
Fidelity Institutional Cash Portfolio Money	1,670,845 units	$1,670,845	$1,670,845
Market Fund*

Common stock
Simon Property Group, Inc. Corporate Common Stock*	163,211 shares	**	25,802,090

Common/collective trusts
Fidelity Managed Income Portfolio II Fund*	29,152,368 shares	**	29,965,011

Mutual funds
Vanguard Interm-Term Bond Index	627,660 shares	**	7,506,808
Morgan Stanley Instl Global Strategy	1,205,934 shares	**	18,499,021
Dreyfus Appreciation	366,185 shares	**	16,086,513
Fidelity Spartan U.S. Equity Index Portfolio Fund*	530,514 shares	22,928,969	26,785,659
Fidelity Low Priced Stock Fund*	620,421 shares	23,804,815	24,490,092
Pioneer Independence	450,969 shares	4,601,083	5,614,558
Franklin Small Mid Cap Growth A	186,871 shares	**	6,340,550
PIMCO Total Return Fund	638,552 shares	6,767,609	7,177,327
Templeton Institutional Foreign Equity	887,478 shares	16,950,757	17,394,563
Cohen & Steers Realty	62,987 shares	**	4,067,099
Allianz NFJ Small Cap Value	290,230 shares	**	8,689,498
Vanguard Intermediate Term Bond Index Signal Shares	635,496 shares	6,706,630	7,600,529
Vanguard Growth Index Signal Shares	160,037 shares	**	5,430,045
Fidelity Freedom Income*	83,344 shares	**	973,453
Fidelity Freedom 2000*	21,431 shares	**	253,312
Fidelity Freedom 2010*	131,810 shares	**	1,697,707
Fidelity Freedom 2020*	457,310 shares	**	6,123,376
Fidelity Freedom 2030*	393,163 shares	**	5,394,197
Fidelity Freedom 2040*	274,511 shares	**	3,818,442
Fidelity Freedom 2005*	48,955 shares	**	618,305
Fidelity Freedom 2015*	349,844 shares	**	4,533,983
Fidelity Freedom 2025*	369,621 shares	**	5,019,452
Fidelity Freedom 2035*	293,391 shares	**	4,069,332
Fidelity Freedom 2045*	138,995 shares	**	1,958,439
Fidelity Freedom 2050*	89,705 shares	**	1,266,629
Fidelity Freedom 2055*	814 shares	**	8,098
Amcent Infl ADJBD IS	115,879 shares	**	1,527,284
Blackrock Equity DIV I	1,789,942 shares	29,772,596	35,673,551
Total mutual funds			228,617,822

Participant Loans*	Interest rates range from 4% to 10.75%		4,185,945
			$290,241,713

* Indicates party in interest to the Plan.

** Denotes all of the fund is participant directed, cost information is no longer required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP
AND ADOPTING ENTITIES
MATCHING SAVINGS PLAN

Date: June 25, 2013	/s/ Steve Broadwater
Steve Broadwater
Senior Vice President and Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm